# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arbutus Biopharma Corp, CIK 0001447028
CUSIP: 03879J100
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 701 Veterans Circle, Warminster, Pennsylvania (PA), 18974
Date of event which requires filing of this statement: 10/01/2026
Amends the filing with accession number 0001144204-15-016451
Filed by CIK 0001635088
Persons authorized to receive notices and communications: Derek J. Dostal, Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, New York (NY), 10017, (212) 450-4000; Stephen A. Byeff, Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- Roivant Sciences Ltd. (CIK 0001635088): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 29,880,079; shared voting power 0; sole dispositive power 29,880,079; shared dispositive power 0; aggregate amount beneficially owned 29,880,079 (19.5% of the class)
  Comment: As of the date of this Amendment No. 14 to the Schedule 13D, Roivant Sciences Ltd. ("Roivant") beneficially owns 29,880,079 common shares, without par value ("Common Shares"), of Arbutus Biopharma Corporation (the "Issuer"). The percentage of outstanding Common Shares that may be deemed to be beneficially owned by Roivant is calculated based on an aggregate of approximately 153,275,907 Common Shares issued and outstanding immediately following the completion of the Issuer's tender offer, as described in the Issuer's press release dated October 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Arbutus Biopharma Corp
Address of issuer's principal executive offices: 701 Veterans Circle, Warminster, Pennsylvania (PA), 18974
Comment:
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 14 ("Amendment No. 14") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2015, as amended by Amendments No. 1 through 13, previously filed with the SEC (the "Schedule 13D") relating to the Common Shares, without par value (the "Common Shares"), of Arbutus Biopharma Corporation (the "Issuer"), which are beneficially owned by Roivant Sciences Ltd. ("Roivant" or the "Reporting Person"). This Amendment No. 14 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended solely to restate the list of Covered Persons in Item 2(a) of the Schedule 13D with those listed on Exhibit 99.1 hereto, which Exhibit 99.1 is incorporated into this Item 2 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following to the end thereof:

On August 24, 2026, the Issuer commenced a modified Dutch auction tender offer to purchase for cancellation up to US$230 million in value of its Common Shares at prices between US$5.00 and US$5.75 per Common Share (the "Offer"), which included the option for shareholders to make a proportionate tender. Roivant made a proportionate tender of its Common Shares in the Offer in order to maintain its proportionate ownership of the Common Shares following completion of the Offer. The Offer expired at 5:00 p.m., New York City time, on September 29, 2026. On October 1, 2026, the Issuer announced that it had taken up and accepted for purchase 46,000,000 Common Shares at a purchase price of US$5.00 per Common Share, including 8,967,383 Common Shares tendered by Roivant pursuant to its proportionate tender, for aggregate consideration to Roivant of approximately US$44,836,915. Following completion of the Offer, Roivant continues to beneficially own approximately 19.5% of the outstanding Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reporting Person (Roivant)

Roivant beneficially owns 29,880,079, or approximately 19.5%, of the Common Shares and has sole voting and dispositive power over such Common Shares. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant's respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7-10 of the cover page to this Amendment No. 14 for information regarding Roivant's power to vote or direct the vote and its power to dispose or direct the disposition of the Common Shares. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant's knowledge, the Covered Persons do not beneficially own any Common Shares or have the right to acquire any Common Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 14, Roivant has not effected and, to Roivant's knowledge, none of the Covered Persons has effected any transactions in the Common Shares since the last Schedule 13D/A was filed with the SEC on February 25, 2025.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No. 14, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment No. 14 relates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Item 6 supplements (but does not replace) Item 6 as set forth in the Schedule 13D. Roivant has entered into a Letter of Transmittal for the sale of the shares sold in the Issuer's issuer tender offer as described in Item 4 of this Amendment No. 14, in the form set forth in Ex-99(a)(1)(ii) of the Issuer's Schedule TO-I filed with the SEC on August 24, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Covered Persons

## Signatures
- Roivant Sciences Ltd.: /s/ Keyur Parekh, Keyur Parekh, Authorized Signatory (10/05/2026)